51 Madison Avenue

New York, New York 10010

October 4, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on September 27, 2022, regarding the Registrant’s filing on July 8, 2022, of Post-Effective Amendment No. 217 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 219 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Candriam ESG U.S. Mid Cap Equity ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please disclose the market cap range of the Solactive GBS United States 400 Index as of a recent date.

Response:               The first paragraph of the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

As of September 16, 2022, the market capitalization range of the Underlying Index was approximately $3.2 billion to $18.6 billion.

Comment 2: Please revise the disclosure set forth in the section entitled “Principal Investment Strategies” to describe the specific criteria used to determine that a company is domiciled in the United States. Please revise the disclosure set forth in Item 9 accordingly.

Response:               The following disclosure has been added as the final sentence of the fourth paragraph of the section entitled “Principal Investment Strategies”:

The Underlying Index identifies U.S. issuers primarily based on the location the issuer’s shares are principally traded and its location of incorporation.

The disclosure previously set forth in Item 9 describes the Bloomberg “country of risk” methodology that may be utilized by the Fund for compliance testing purposes. Since the Registrant has added additional disclosure to the Principal Investment Strategies regarding the criteria used by the Underlying Index to identify U.S. issuers, the Registrant has moved the disclosure regarding the country of risk methodology to the Statement of Additional Information.

Comment 3: The Staff reiterates Comment #7 from the Correspondence dated September 22, 2022 that “ESG” constitutes a “type of investment” pursuant to Rule 35d-1 of the 1940 Act and thus the Fund must adopt a policy to invest at least 80% of its assets in companies that meet the articulated ESG criteria.

Response:               The Registrant disagrees with the Staff’s position that “ESG” is subject to Rule 35d-1, as it believes it constitutes an investment strategy rather than a type of investment. Nonetheless, as the Fund will invest at least 80% of its assets in the securities comprising the Underlying Index and all securities comprising the Underlying Index are selected pursuant to the Underlying Index’s ESG selection criteria, the following disclosure has been added as the second sentence of the penultimate paragraph of the section entitled “Principal Investment Strategies”:

Under normal circumstances, the Fund will invest at least 80% of its assets in instruments that meet the Underlying Index’s environmental, social, and corporate governance (ESG) criteria.

Comment 4: The disclosure indicates that ETFs may be selected as a component of the Underlying Index. Please describe the application of the Underlying Index’s ESG criteria to ETFs as the methodology currently only describes the application of the ESG criteria to individual securities.

Response:               The section entitled “Principal Investment Strategies” has been revised to remove the final paragraph that references the potential for the Underlying Index to include ETFs as constituent securities.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP